UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 01, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 02 August 2021
Exhibit No. 2	Transaction in Own Shares dated 03 August 2021
Exhibit No. 3	Director/PDMR Shareholding dated 03 August 2021
Exhibit No. 4	Transaction in Own Shares dated 04 August 2021
Exhibit No. 5	Transaction in Own Shares dated 05 August 2021
Exhibit No. 6	Transaction in Own Shares dated 06 August 2021
Exhibit No. 7	Transaction in Own Shares dated 09 August 2021
Exhibit No. 8	Publication of Final Terms dated 09 August 2021
Exhibit No. 9	Transaction in Own Shares dated 10 August 2021
Exhibit No. 10	Transaction in Own Shares dated 11 August 2021
Exhibit No. 11	Publication of Suppl.Prospcts dated 11 August 2021
Exhibit No. 12	Transaction in Own Shares dated 12 August 2021
Exhibit No. 13	Transaction in Own Shares dated 13 August 2021
Exhibit No. 14	Transaction in Own Shares dated 16 August 2021
Exhibit No. 15	Transaction in Own Shares dated 17 August 2021
Exhibit No. 16	Transaction in Own Shares dated 18 August 2021
Exhibit No. 17	Transaction in Own Shares dated 19 August 2021
Exhibit No. 18	Transaction in Own Shares dated 20 August 2021
Exhibit No. 19	Transaction in Own Shares dated 23 August 2021
Exhibit No. 20	Transaction in Own Shares dated 24 August 2021
Exhibit No. 21	Transaction in Own Shares dated 25 August 2021
Exhibit No. 22	Transaction in Own Shares dated 26 August 2021
Exhibit No. 23 Exhibit No. 24	Transaction in Own Shares dated 27 August 2021 Transaction in Own Shares dated 31 August 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 01, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Exhibit No. 1

2 August 2021

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 July 2021, Barclays PLC's issued share capital consists of 16,999,720,109 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (16,999,720,109) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

3 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021.

Date of purchase:	2 August 2021
Number of ordinary shares purchased:	3,370,000
Highest price paid per share:	179.2000p
Lowest price paid per share:	175.6800p
Volume weighted average price paid per share:	177.6432p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,996,350,109 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,996,350,109) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3245H_1-2021-8-2.pdf

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 3

Barclays PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
The following notifications under article 19.1 of the Market Abuse Regulation ('MAR') relate to transactions made on behalf of the Chairman and Non-Executive Directors in Barclays PLC shares.

This announcement is made in accordance with article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Ashley
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	3,899
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Breedon
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	3,757
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mohamed El-Erian
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	4,254
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Fitzpatrick
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	4,254
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Francis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	3,898
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crawford Gillies
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	3,970
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	15,106
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	12,535
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane Schueneman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	5,676
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julia Wilson
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.750	3,074
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 4

4 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021.

Date of purchase:	3 August 2021
Number of ordinary shares purchased:	3,300,000
Highest price paid per share:	178.5000p
Lowest price paid per share:	174.5200p
Volume weighted average price paid per share:	176.8043p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,993,058,078 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,993,058,078) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4754H_1-2021-8-3.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 6,670,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 177.2282p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 5

5 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	4 August 2021
Number of ordinary shares purchased:	3,300,000
Highest price paid per share:	179.1000p
Lowest price paid per share:	176.4800p
Volume weighted average price paid per share:	178.0499p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,989,758,078 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,989,758,078) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6235H_1-2021-8-4.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 9,970,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 177.5001p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 6

6 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	5 August 2021
Number of ordinary shares purchased:	3,070,000
Highest price paid per share:	179.8400p
Lowest price paid per share:	177.1400p
Volume weighted average price paid per share:	178.4544p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,986,692,489 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,986,692,489) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7745H_1-2021-8-5.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 13,040,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 177.7248p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 7

9 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	6 August 2021
Number of ordinary shares purchased:	3,400,000
Highest price paid per share:	183.3800p
Lowest price paid per share:	179.1000p
Volume weighted average price paid per share:	181.4134p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,983,296,060 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,983,296,060) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9218H_1-2021-8-6.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 16,440,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 178.4877p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 8

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 1,500,000,000 0.577% Fixed Rate Resetting Senior Callable Notes due August 2029, issued under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0637I_1-2021-8-9.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 11 March 2021 (as supplemented by the prospectus supplements dated 4 May 2021 and 29 July 2021) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms have been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

 Exhibit No. 9

10 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	9 August 2021
Number of ordinary shares purchased:	3,300,000
Highest price paid per share:	184.8200p
Lowest price paid per share:	182.1600p
Volume weighted average price paid per share:	183.5945p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,981,608,671 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,981,608,671) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0718I_1-2021-8-9.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 19,740,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 179.3414p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 10

11 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	10 August 2021
Number of ordinary shares purchased:	2,700,000
Highest price paid per share:	185.7800p
Lowest price paid per share:	183.6800p
Volume weighted average price paid per share:	184.6790p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,978,920,836 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,978,920,836) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2212I_1-2021-8-10.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 22,440,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 179.9836p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 11

Publication of Prospectus Supplement

The following prospectus supplement (the "Prospectus Supplement") is available for viewing:

Prospectus Supplement dated 4 August 2021 in connection with the issue of $1,500,000,000 4.375% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (the "Securities") incorporating the Prospectus dated 1 March 2021 relating to the Securities (the "Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the Prospectus Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3667I_1-2021-8-11.pdf

A copy of the above documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Prospectus Supplement referred to above must be read in conjunction with the Base Prospectus.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

Please note that the information contained in the Prospectus Supplement and the Base Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus Supplement and the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus Supplement and/or the Base Prospectus is not addressed. Prior to relying on the information contained in the Prospectus Supplement and/or the Base Prospectus you must ascertain from the Prospectus Supplement and the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Securities issued or to be issued pursuant to the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy versions available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 12

12 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	11 August 2021
Number of ordinary shares purchased:	1,500,000
Highest price paid per share:	187.1600p
Lowest price paid per share:	184.2000p
Volume weighted average price paid per share:	185.7538p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,977,437,932 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,977,437,932) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3685I_1-2021-8-11.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 23,940,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 180.3451p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 13

13 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	12 August 2021
Number of ordinary shares purchased:	6,100,000
Highest price paid per share:	186.3600p
Lowest price paid per share:	183.7600p
Volume weighted average price paid per share:	185.0498p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,971,350,148 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,971,350,148) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5206I_1-2021-8-12.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 30,040,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.3005p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 14

16 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	13 August 2021
Number of ordinary shares purchased:	5,200,000
Highest price paid per share:	186.1000p
Lowest price paid per share:	184.5400p
Volume weighted average price paid per share:	185.4241p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,966,155,364 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,966,155,364) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6661I_1-2021-8-13.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 35,240,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.9090p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 15

17 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	16 August 2021
Number of ordinary shares purchased:	5,500,000
Highest price paid per share:	184.7600p
Lowest price paid per share:	181.7000p
Volume weighted average price paid per share:	182.9586p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,960,655,364 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,960,655,364) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8142I_1-2021-8-16.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 40,740,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.0507p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 16

18 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	17 August 2021
Number of ordinary shares purchased:	5,200,000
Highest price paid per share:	183.5400p
Lowest price paid per share:	180.4800p
Volume weighted average price paid per share:	182.0963p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,955,456,448 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,955,456,448) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9574I_1-2021-8-17.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 45,940,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 182.0558p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 17

19 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	18 August 2021
Number of ordinary shares purchased:	4,400,000
Highest price paid per share:	182.8600p
Lowest price paid per share:	179.1400p
Volume weighted average price paid per share:	180.7111p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,951,067,598 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,951,067,598) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0996J_1-2021-8-18.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 50,340,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.9383p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 18

20 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	19 August 2021
Number of ordinary shares purchased:	6,200,000
Highest price paid per share:	181.2800p
Lowest price paid per share:	177.8400p
Volume weighted average price paid per share:	180.0225p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,944,867,598 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,944,867,598) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2377J_1-2021-8-19.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 56,540,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.7282p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 19

23 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	20 August 2021
Number of ordinary shares purchased:	4,400,000
Highest price paid per share:	180.0000p
Lowest price paid per share:	176.9800p
Volume weighted average price paid per share:	178.4565p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,940,468,669 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,940,468,669) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3845J_1-2021-8-20.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 60,940,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.4920p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 20

24 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	23 August 2021
Number of ordinary shares purchased:	3,400,000
Highest price paid per share:	183.0800p
Lowest price paid per share:	179.5200p
Volume weighted average price paid per share:	180.8533p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,937,072,240 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,937,072,240) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5244J_1-2021-8-23.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 64,340,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.4582p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 21

25 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	24 August 2021
Number of ordinary shares purchased:	4,500,000
Highest price paid per share:	181.9000p
Lowest price paid per share:	179.0800p
Volume weighted average price paid per share:	180.2891p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,932,572,240 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,932,572,240) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6646J_1-2021-8-24.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 68,840,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.3818p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 22

26 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	25 August 2021
Number of ordinary shares purchased:	2,200,000
Highest price paid per share:	185.0000p
Lowest price paid per share:	181.7800p
Volume weighted average price paid per share:	183.3252p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,930,373,324 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,930,373,324) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8114J_1-2021-8-25.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 71,040,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.4420p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 23

27 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	26 August 2021
Number of ordinary shares purchased:	3,200,000
Highest price paid per share:	185.9800p
Lowest price paid per share:	183.4800p
Volume weighted average price paid per share:	184.7835p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,927,173,324 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,927,173,324) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9482J_1-2021-8-26.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 74,240,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.5860p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 24

31 August 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 2 August 2021:

Date of purchase:	27 August 2021
Number of ordinary shares purchased:	2,000,000
Highest price paid per share:	185.7600p
Lowest price paid per share:	183.4600p
Volume weighted average price paid per share:	184.2318p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,925,175,985 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,925,175,985) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0847K_1-2021-8-27.pdf

Since the commencement of the share buy-back programme announced on 2 August 2021, the Company has purchased 76,240,000 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 181.6554p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755